Filed by Hexcel Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hexcel Corporation

Commission File No.: 001-08472

Date: January 13, 2020

The following is a transcript of a joint conference call hosted by Hexcel Corporation and Woodward, Inc. on January 12, 2020.

Hexcel-Woodward Investor Call Transcript

Operator

Hello and welcome to the Woodward and Hexcel merger of equals announcement call. As a reminder, today’s call is being recorded. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation.

For opening remarks and introduction, I would like to turn the call over to Kurt Goddard, Vice President of Investor Relations for Hexcel. Please go ahead.

Kurt Goddard – Hexcel Corporation - Vice President Investor Relations

Thank you operator, and good evening, everyone. We appreciate your time and interest in Woodward and Hexcel and want to thank you all for joining us on a Sunday to hear about this transformational merger of equals.

With me this evening are: Tom Gendron, Chairman, Chief Executive Officer and President of Woodward; Nick Stanage, Chairman, Chief Executive Officer and President of Hexcel; and Don Guzzardo, Vice President, Investor Relations and Treasurer at Woodward.

Please note that a slide deck is available to accompany this call on the investor sections of both Woodward and Hexcel’s respective websites. This slide deck, along with other important materials, is also available on our joint transaction website which is at woodwardhexcelmerger.com.

Before we begin, let me briefly cover our Safe Harbor statement. Our comments contain certain forward-looking statements that are subject to the Safe Harbor provisions of the securities laws. These statements are not guarantees of future performance or events and actual results or events could differ materially. I encourage you to take a look at slide 2 of the slide presentation and our respective filings with the SEC for a discussion of forward-looking statements and the risks and uncertainties that could impact actual results or events.

With that, I would now like to turn the call over to Tom Gendron.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Thank you, Kurt. Nick and I are very excited to be here today to tell you more about this incredible combination and how it advances our common objectives to drive long-term growth and value for our customers, shareholders and employees.

I have had the pleasure of working closely with Nick throughout my 10 years on the Hexcel Board, and I’m impressed with what Hexcel has accomplished under his leadership. Hexcel has developed strong customer relationships, and his team creates innovative technologies that are transforming the aerospace industry. I truly believe that our two companies possess exceptional strengths that together will create a powerful, new company to drive future value.

As a result of this merger, Woodward Hexcel becomes a premier integrated systems provider – focused on developing technology-rich innovations that deliver smarter, cleaner, and safer solutions for our customers in the aerospace and industrial sectors.

In bringing together these two industry leaders, we are creating a vibrant company that is well positioned to deliver technology advancements to create greater solutions for our customers and significant value for our shareholders.

Woodward and Hexcel combined will build on our leading global positions – in control solutions, and advanced composites technology while benefitting from enhanced scale, a strong balance sheet, and an unsurpassed portfolio of leading-edge technologies.

Together, we will have impressive financial strength with revenue on a pro-forma combined basis of more than 5.3 billion dollars in 2019 and expected annual free cash flows of approximately 1 billion dollars in our first full year. We expect to drive significant cost synergies and will have a very strong balance sheet enabling disciplined and extensive capital deployment.

In addition, our complementary cultures and talented teams, including our shared commitment to operational excellence and customer satisfaction, coupled with our enhanced financial strength, position us to better serve our original equipment and aftermarket customers and to generate significant value for our shareholders.

Now, turning to slide 5 in our deck which provides details of the transaction.

Upon completion of the merger, Woodward shareholders will own approximately 55 percent of the combined company on a fully diluted basis, and Hexcel shareholders will own approximately 45 percent.

Specifically, Hexcel shareholders will receive a fixed exchange ratio of 0.625 shares of Woodward common stock for each share of Hexcel common stock. Woodward shareholders will own the same number of shares in the combined company as they own of Woodward shares at the time of closing. The exchange ratio is consistent with the 30-day average share prices of both companies.

The financial profile of the combined company is compelling. Woodward Hexcel will have a strong balance sheet with significant opportunities for enhanced revenue growth and consistent growing cash flows across our customers’ program lifecycles. Once combined, we intend to pursue an investment grade rating, which we are confident the combined balance sheet will support.

This financial strength, and in particular the growing cash flows, will support disciplined capital allocation priorities aimed at investing in the business to drive organic growth and returning capital to our shareholders. We intend to deploy cash toward share repurchases which include executing on an expected 1.5 billion-dollar share repurchase program within 18 months of closing. We also will have an initial dividend yield target of 1 percent. To align with this target, Woodward is increasing its current quarterly cash dividend to 28 cents a share effective with our next dividend payment.

We expect to realize more than 125 million dollars in annual cost synergies by the second full fiscal year post-closing. We also envision significant opportunities for cross-selling benefits through enhanced customer relationships and by combining research and development efforts.

From a leadership perspective, Nick will serve as Chief Executive Officer of the combined company and I will serve as Executive Chairman. After more than 30 years of service with Woodward, I expect to retire in 2021 and then continue to serve on the board of directors after I retire. I have the utmost confidence in Nick and his ability to lead the combined company. Nick’s judgment, collaborative style and values are a perfect fit for Woodward.

Nick and I will both serve on the combined company’s Board of Directors, which will have a total of 10 members, with four additional directors from each company.

Our new company will be called Woodward Hexcel and company headquarters will be in Fort Collins, Colorado.

This transaction is subject to Woodward and Hexcel shareholder approvals, as well as other customary closing conditions, including required regulatory approvals. We expect the transaction to close in the third calendar quarter of 2020.

Before I turn the call over to Nick so he can share his perspectives on the bright future of this premier company, I would like to remind those on this call that we will report our first quarter 2020 financial results on February 3. For those who are not familiar with Woodward, we do not provide quarterly guidance. However, we are in line with our expectations for the quarter.

Now over to Nick.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

Thanks, Tom. Along those same lines, I’ll remind everyone that Hexcel will report fourth quarter and fiscal year 2019 earnings on February 3 after market close. In advance of our earnings release, I am confirming that we are in line with our previously provided guidance and cash came in strongly. I will not make further comments on Hexcel’s Q4 earnings today.

Moving on to slide 6. Let me start first by echoing Tom’s excitement for this combination. This is truly a merger of two highly successful and dynamic companies that are joining together to create even more shareholder value.

As many of you already know, both Woodward and Hexcel are top performing companies in their own right with broad portfolios of leading-edge products with intimate customer relationships. We both invest heavily in research and development, and we both focus on continuous improvement through operational excellence. Both our companies have talented employees committed to working safely and delivering exceptional value to our customers. I recognize that some of you may not be as familiar with each company. So let me provide brief overviews:

Hexcel is a materials science technology leader providing advanced composite materials to aerospace, space and defense, and industrial markets. As a technology leader, we produce a broad range of materials, from carbon fibers and reinforcement fabrics to resin systems and prepregs, honeycomb and engineered products. Because our composites are stronger, lighter and more durable than metal-based products, we offer exceptional value to our customers. Moreover, our lightweight products enable our customers to improve aerodynamics, which leads to reduced fuel consumption and lower emissions, and our proprietary Acousti-Cap honeycomb core reduces noise significantly. All of these technological advances are meeting the growing challenges faced by aerospace and industrial customers.

Now, let me turn to Woodward. In my professional life prior to joining Hexcel, I’ve known – and even competed against – Woodward, and I have the utmost respect for the company’s products and people. Woodward has a rich 150-year history of focusing on designing innovative control system solutions for niche markets in aerospace and industrial. Woodward’s fundamental technologies are around fluid control, combustion control, power control and motion control. They use those technologies and apply them to solving pressing industry challenges around emissions, efficiency, energy independence and safety.

Combined, Woodward Hexcel will be in the forefront of delivering advanced solutions leading to improved aerodynamics, energy efficiency, safety and lower-emission technologies.

Turning to slide 7. Woodward Hexcel will benefit from the enhanced scale our two companies will have. Together, we will be one of the largest independent aerospace and defense suppliers in the world with a leading technology portfolio and significant positions on all key aerospace programs.

Additionally, as you can see at the bottom of this slide, the transaction combines both companies’ exceptional original equipment positions with a strong aftermarket business. Hexcel’s secular composite penetration and Woodward’s industry-leading aftermarket positions will provide tremendous breadth, which creates a strong complementary balance of long-term, consistent cash flow generation across program lifecycles.

As we think about the aftermarket, the fundamentals are strong. Commercial airline passenger growth and aircraft utilization are robust, and forecasts are calling for enlarged fleet expansion globally over the next 20 years. All of these trends reinforce continued growth in our aftermarket opportunities.

Looking specifically at aerospace on slide 8. The combined company will offer customers complementary and integrated technologies from nose to tail.

As you can see from this illustration, Woodward and Hexcel touch nearly every aspect of aerospace design. As a result, we will be well positioned to provide more complete solutions for our customers, delivering integrated systems that satisfy demands for aircraft aerodynamics, energy efficiency, improved safety, and reduced emissions and noise.

Further, given the significant level of R&D investment we are committed to, the combined company will be strongly positioned to support next-generation aerospace customer programs, and to accelerate innovation to enable aerodynamic and propulsion efficiencies.

We see significant opportunities to drive greater penetration and innovation in integrated propulsion systems, in particular. Woodward Hexcel will be a premier systems provider for engines and nacelles, which is a critical focus area for our customers and provides a tremendous opportunity for us to deepen our relationships by driving innovation in one of the most important elements of the aircraft with respect to fuel efficiency and emissions reduction.

We will also look to explore new opportunities to add value through a combined focus on other technology-rich innovations. To name a few – accelerated composites adoption, enhanced noise and thermal suppression, and sensor and control integration.

From a customer perspective, Woodward Hexcel will have an incredibly broad and deep exposure across the premier platforms in aerospace, defense and industrial markets.

This includes providing significant content for leading aircraft platforms expected to be in operation for decades to come.

Both Woodward and Hexcel have very attractive Industrial businesses, which together would have generated pro forma sales of approximately 1.3 billion dollars in 2019 as shown on slide 11.

Our two companies share a similar strategy within industrial, and that is leveraging our strong R&D investment, innovative technology, and expertise across strategic industrial markets to drive incremental development opportunities, where returns on invested capital are consistent with aerospace returns.

Whether aerospace or Industrial, both Woodward and Hexcel are working to support the drive to develop more environmentally friendly air travel and power generation as fuel efficiency and lightweighting continue to gain urgency and greater importance with our customers, and with the owners and operators.

Turning to slide 12. At the core of our two companies is a clear history of dedicated technology innovation. Together, we intend to accelerate those efforts through our enhanced scale and combined research and development capabilities. We expect Woodward Hexcel to spend 250 million dollars on R&D in the first full year following close.

This will ensure that we are strongly positioned to address rapidly evolving industry and customer needs around improved aerodynamics, propulsion efficiency, lightweighting, emissions reductions, and energy efficiency.

Independently, each company has focused on developing innovative solutions for a broad range of sectors and products. Together, we can target significant and exciting joint development opportunities within specific areas of focus for our customers.

Beyond the strategic and financial benefits, both Tom and I are confident our two companies are a great fit from a cultural and values perspective.

Both companies have similar cultures with a shared commitment to safety, as well as a relentless focus on meeting our customers’ expectations for perfect quality, on-time delivery and continuous improvement. Our ability to accelerate innovation and growth while exploring new opportunities for technological advancement will be enhanced by our companies’ complementary cultures.

Woodward’s constitution is based on respect, ethics, teamwork and initiative, and it pairs well with Hexcel’s long-standing values of innovation, accountability, responsibility and operating as one company. Both companies have outstanding track records of operational excellence and value creation.

Now, turning to slide 14. To summarize the compelling financial benefits of the merger, for our respective 2019 fiscal years on a pro forma basis, Woodward Hexcel would have more than 5.3 billion dollars of revenue, EBITDA of more than 1.1 billion dollars, and EBITDA margin of 21 percent. Combined free cash flows for the first full year post-closing are forecasted to be approximately 1 billion dollars, and as we mentioned, these cash flows will have greater consistency and stability across product lifecycles.

Woodward Hexcel will also have an exceptionally strong balance sheet with an expected leverage ratio at closing of approximately 1.4 times debt to trailing EBITDA.

We intend to seek an investment grade rating for the new company and we are confident in achieving based on our strong combined balance sheet. Woodward Hexcel will have the financial strength to pursue significant growth opportunities going forward and create significant shareholder value.

Turning to slide 15. We expect to generate more than 125 million dollars of cost synergies by the second full fiscal year post-closing, creating significant value for our shareholders.

These cost synergies are clearly identified and achievable, and we expect them primarily in three areas, including corporate costs, SG&A, and cost of goods sold.

We also anticipate revenue synergies for the combined company through greater depth and balance of customer relationships across the aerospace and industrial sectors with significant opportunities for cross-selling. We will enhance customer relationships by accelerating innovation and integrating our advanced materials and control solutions to deliver smarter, cleaner, and safer technologies.

Now, let me turn it back over to Tom for some final comments.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Turning to slide 16, strategically, culturally and financially, this transaction will deliver significant benefits to all of our stakeholders.

For our customers, Woodward Hexcel will accelerate innovation through greater scale and combined R&D capabilities. We will be positioned to deliver solutions that improve aerodynamics, energy efficiency, safety, and lower-emission technologies.

For our investors, the combined company will have a strong balance sheet and generate significant free cash flow with a disciplined capital deployment strategy to drive sales growth and enhance value.

And for our employees, this transaction will create new opportunities for growth and development as part of a larger organization – one that combines two similar cultures with shared values and a focus on excellence.

This combination will be truly transformative for both companies and highly beneficial for our stakeholders. And in the coming months, we will be working hard toward closing the merger and setting the groundwork for a seamless integration of our two companies.

So to wrap it up. The future of flight and energy efficiency will be defined by next-generation platforms delivering lower cost of ownership, reduced emissions, and enhanced safety. A combined Woodward Hexcel will be at the forefront of this evolution.

We will be a leading aerospace and industrial supplier, well positioned to deliver state-of-the-art technologies to address evolving customer needs. Our greater scale and combined R&D capabilities will help us accelerate innovation in aerodynamics and energy efficiency. Our business will generate robust cash flow, further enhanced by significant cost synergies, all the while returning capital and delivering value for our shareholders.

And before we open up the lines for Q&A, on behalf of Nick and our leadership teams, we want to thank the employees of Woodward and Hexcel who have been and will continue to be the foundation of our success. We look forward to their innovative contributions to Woodward Hexcel as we move ahead together.

With that, we are happy to take your questions.

Operator

Thank you, and, as a reminder to those asking audio questions, please press star one on your telephone keypad. Your first question comes from the line of Sheila Kahyaoglu of Jefferies

Sheila Kahyaoglu - Jefferies and Co. - Analyst

Hi. Good evening everyone, and thank you for the time. Congratulations on announcing a deal, and now I know what Bob is up to, so that’s helpful.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Well thanks, Sheila.

Sheila Kahyaoglu - Jefferies and Co. - Analyst

I was wondering, can you walk through your free cash flow target of about a billion dollars annually starting in maybe 2021? Because we’re ending at 15% below that. Are there any moving pieces maybe you could walk us through?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

I don’t think there’s any moving pieces as we’re refining our outlook, and, as you know, we’re bringing the two companies together. So what I would say is we’re getting the full cash flow numbers that we anticipate, and you know, then add the synergies into that cash flow number, and you get right about one billion dollars.

Sheila Kahyaoglu - Jefferies and Co. - Analyst

Okay, maybe I’ll walk through that offline. And then I think R&D is slated to be 250 or 15% from where you guys ended 2019 levels. So you mentioned some cross-selling opportunities or benefits in the opening remarks, and, just given there aren’t any upcoming aerospace platforms coming up in the next, you know in the near-term, how do you think about those cross-selling opportunities and the revenue synergies?

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

Yeah, Sheila. This is Nick. So for starters, 250 was the number that we cited, and we’re confident we’re going to spend at that level. If you look at our relative customers, we have certain customers where we are very embedded and very strong, even more so than Woodward and Tom’s team. Clearly, those will create opportunities, maybe not on new platforms but cost initiatives, productivity initiatives and functionality initiatives that are always going on in aerospace customers as well as industrials. So we feel very good in the shorter term on cross-selling opportunities and then clearly in the medium- and long-term on adding functionality, adding capability to integrated systems, and combining our powers and breadth of portfolios

Sheila Kahyaoglu - Jefferies and Co. - Analyst

Okay. Thank you for the time. I’ll hop back in the queue.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

Thank you, Sheila.

Operator

Your next question comes from the line of Robert Spingarn at Credit Suisse.

Robert Spingarn - Credit Suisse - Head Aerospace/Defense Equity Research

Hi, good afternoon. Congrats.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Hi, Rob.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

Thank you, Rob.

Robert Spingarn - Credit Suisse - Head Aerospace/Defense Equity Research

I wanted to ask you both if you could give us a little more background on the genesis of all of this? When you started discussing it? What was the initial impetus strategically? And then I have a follow-up.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Okay, I’ll take it first and let Nick add onto it. For a long time, Nick and I, you know, have worked together, we’ve traveled together, we’ve gone to industry events, customers, and really we saw or see happening over the last year in particular is this huge pressure on the aerospace industry to reduce greenhouse gas emissions. As we start looking at that and looking at the work we’re doing, we’re both really focused on improving propulsion efficiency, improving aerodynamic efficiency, lightweighting the aircraft – it’s all targeted there. So when we started looking at that, we were really pursuing the same initiatives, with the same customers, and, looking together, we think near term we can bring some value, as Nick highlighted earlier with our R&D investment, and the mid- and long-term we think we can bring some really advanced solutions together that are going to hit these critical issues that the industry is facing. And I think that’s a unique opportunity that our two companies can bring to the industry.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

And yeah, just to add to that, we’ve been looking at our portfolio, and opening up our aperture, looking a little broader on how we can provide bigger solutions to solve more of our customers’ challenges going forward. And you know, there’s some area that are very attractive and adding functionality to materials where you can improve properties around noise, or thermal management or radar absorption or conductivity. And sensing is certainly a key element. And being linked to controls technology is a big element. And it just really started to become obvious that this was a combination that made total sense.

Robert Spingarn - Credit Suisse - Head Aerospace/Defense Equity Research

So on that Nick, is there a clear vertical relationship between any of your products? When I look – you went through slide 7 and you showed us both companies all over the airplane. Are there some particular systems where you’re both there and there’s that vertical relationship?

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

Well, if you look at specifically – and I can’t remember the page - but the engine and the nacelles page where the Woodward controls are front to back – thrust reversers, engine controls, air valves, sensing. We’re pretty much front to back as well on acoustic cap and blades and materials to provide lighter solutions. So there’s definitely an interface, but I would point out: these are complementary, and the real opportunity is finding ways to incorporate, and get them in the systems, as well as providing bigger solutions for our customers.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

And yeah, I’d just add to that you have this channel synergy and that then will evolve into technical synergy as time goes by and that we really see that’s where the industry’s going. So we’re going to take advantage of both that in the near-term and more enhanced technology synergy over the long-term.

Robert Spingarn - Credit Suisse - Head Aerospace/Defense Equity Research

Oh, and I just want to go back to clarify something Sheila asked about which was the billion dollars. And I understand there’s synergies there, and there’s some growth. But when I look at the consensus out about a year from now to 2021, I to about get 750. And then you 125 in synergies. I don’t know if it’s - I guess it’s all there by then. But how do we get from that you know call it close to 875 up to a billion? Is there something else? Is there some working capital, or something else we should be considering?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

You know, what I think what you’d have to look at, Rob, is in each of our internal plans, you’ve got enhanced earnings, you’ve got improved working capital. We have lower capex coming between the two companies, and we’ve got synergy savings. So when you put it all together, our outlook forecasts are raising up to that number.

Robert Spingarn - Credit Suisse - Head Aerospace/Defense Equity Research

Okay. Thank you both and congratulations.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Okay, Thanks, Rob.

Operator

Your next question comes from the line of Myles Walton of UBS.

Louis Raffetto – UBS - Analyst

Hello. Good evening. This is actually Louis Raffetto for Myles. How are you?

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

Good, thank you.

Louis Raffetto – UBS – Analyst

So, I’m going to sort of just circle back on the cash flow. So is there, is the 125 a net number or is that a gross number? Of synergies, I’m sorry.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

So, that’s a gross number.

Louis Raffetto – UBS – Analyst

Okay, and is there any cost estimate you guys have I guess for the deal?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

We have – our teams, both Tom and ours at Hexcel – we have done a lot of work and vetted the cash, and we’re very confident of achieving 125 million plus. So, the costs – they have a good understanding of that and you consider, it’s less than half of the synergies that we’re reporting in the $50 million range.

Louis Raffetto – UBS – Analyst

For the costs, you’re saying?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

The costs.

Louis Raffetto – UBS – Analyst

Okay. And so obviously, this is sort of a precarious time for the supply chain, especially on the OEM side. So, I’m curious, how are you guys or how did you consider the 737 Max you know in this plan?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

You know, as we look at the industry, you know obviously the Max is a major issue for commercial aerospace. What you have to look at, you know, is we’re on that program. It’s a good program for both companies. But our portfolio is huge. We’re on all the major applications. You know, we’re looking at, as that comes forward, the current OEM programs, broad base plus really a robust aftermarket together. You know, we are going to move right through the disruption that that program caused.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

Yeah, I would just add, that the genesis of this project, and Tom and I realizing that it made total sense, was not dependent on a specific segment or specific program. These are long-cycle businesses. They’re businesses that we invest in for the next five, 10, 20-plus years. And we are confident that this combination is going to be good for our shareholders, our employees, and most importantly our customers.

Louis Raffetto – UBS – Analyst

Okay. Thank you, gentlemen.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Thank you.

Operator

Your next question comes from the line of Guatam Khanna of Cowen.

Guatam Khanna - Cowen & Co. – Analyst

Hi. I’m sorry to keep harping on this cash flow build. Just to be clear, it’s not a full 125 million that you’re assuming in that billion in year one, correct? It’s some number below that? But the sum of the two standalones, therefore would probably be over 900 million, is that what you’re sort of implying? I just want to be clear.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

That’s correct.

Guatam Khanna - Cowen & Co. - Analyst

Okay, and that’s considering the 8-7 cut and the 3-7, maybe a more shallow return to 57? A more prolonged return. Is that fair?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

It is, factoring our estimate in the market, forecast – you know the market and the production rates. That’s correct.

Guatam Khanna - Cowen & Co. – Analyst

Okay. Alright, separately is there any, can you talk about, is there any breakup fee associated with the deal, A. B, is there any consequence to the GE JVs that Woodward has? Could this trigger a put or anything? Is there any sort of risk to sustaining that, that JV relationship? And thirdly, any plans with the non-aero industrial business to be jettisoned later or is this going to be part of the ongoing portfolio if you look out five years or what have you?

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

Okay, so I’ll take part one. There is a break fee. It’s the same going both ways. It’s 250 million dollars.

Guatam Khanna - Cowen & Co. - Analyst

Okay.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

Tom, I’ll let you take the GE joint venture.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

With the GE joint venture - this will not impact that, and I believe this combination will be viewed very favorably and we’ll continue. And we’re very pleased with that joint venture with GE.

Guatam Khanna - Cowen & Co. - Analyst

Okay.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

The other thing I’ll comment on, the industrials markets. We like our industrials businesses. They, if you really take a look, what we do in the industrials business at Woodward, and really at Hexcel as well, is the same thing we do in aerospace. The end form factor’s different, but the technology, the application, the drivers of efficiency, emissions reduction, lightweighting, are all the same, and we think we have premier industrial businesses, and we think they are a solid part of this merger.

Guatam Khanna - Cowen & Co. – Analyst

Okay. Forgive me, two more. Just, on R&D, the 250 million? How does that compare to the stand-alone plans for two years out? Is it a bigger number, and, if so, by how much?

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

It’s in line, acknowledging that we’ve already identified we want to do some things to take advantage of the integration opportunities of pulling the two business together. So, there’s certainly incremental additions included.

Guatam Khanna - Cowen & Co. – Analyst

Okay. That’s good to know. And then, so a little bit of – you’re saying it’s a pull forward. It’s in line, but it’s a little bit pulled forward then it would’ve been 240 or something thereabouts?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Yeah, there’s some incremental to propel the new technologies forward, but –

Guatam Khanna - Cowen & Co. - Analyst

Okay.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

But think back. It’s robust amounts of R&D, and, you know, I think our two companies, and our heritage is about strong organic growth and serving our customers, solving their needs – their challenges and needs. We’re committed to that same approach going forward.

Guatam Khanna - Cowen & Co. - Analyst

Okay. And then my last one, forgive me again: buyback 1.5 billion over 18 months. I’m just curious what the logic is of putting that number out there, you know, committing to that so far in advance? Is that, is it to just signal that M&A, further M&A, is not going to be a priority?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

I’ll comment, so will Nick. I think the first thing to look at is both companies are generating really good cash flow. It is going to take some time to do integration. We are going to generate a lot of cash. We are going to return that cash to the shareholders while we are getting the business integrated. After that we’re still going to have a fabulous balance sheet, and at that point, we will be investing in growth, organic growth and other growth opportunities.

Operator

Your next question comes from the line of David Strauss at Barclays.

David Strauss - Barclay - Equity Analyst

Thanks, congratulations.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

Thanks, David.

David Strauss - Barclay - Equity Analyst

I guess going back on this cash flow build up. I guess do you have any target for the combined company from a capex standpoint? I think, you know, Hexcel running around 6% of sales and Woodward closer to 3. Is it right to think it’s going be below the average of the two, the combined company?

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

David, as I think you know, both Woodward and Hexcel have just gone through very large capex investment to facilitate, to support the growth in the marketplace on the refresh, on composites, the new market positions that were one with respect to controls. And we’ve gone through that investment cycle. So with respect to the percentages, again we haven’t provided guidance for 2020 yet, but as we indicated earlier, our capex spend will be going down, and it will be dependent on new opportunities and new applications that we can identify.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

And at our investor day in December, for those that attended, you also saw that we highlighted that we will be coming down to a lower capex over the next five years, more in line with maintenance, and that, as Nick pointed out, because we made strong capital investments to support future growth. And you know we feel like in this return cycle, because we both have invested heavily, and that’s part of the cash story.

David Strauss - Barclay - Equity Analyst

Okay. And then from a revenue synergies standpoint, you know on the aerospace side, is the nearest term opportunity you feel like on the engine side from a revenue synergies standpoint?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

I think when we look at the revenue synergies, the first is that we do I really believe have some channel synergies. Hexcel has a tremendous aerospace salesforce in Europe and great relationships. We are confident we are going to be able to leverage those into near term sales. And there is a demand in the market to do upgrades to the current aircraft, the current aircraft manufacturers are looking to get costs out. They’re looking at, you know, upgrades, improvements, some derivative activity. So we think we’re going to be able to pull sales through there. You know, midterm, when we go into whether it’s an engine manufacturer or an aerospace manufacturer, we believe we can package solutions together and bring some value to our customers. Longer term, we’re going to bring new revolutionary technologies and integration, especially around aerodynamics and propulsion efficiency. And we think through that, we are going to have growth across the near-, mid-, and long-term and we do believe we can leverage each other’s sales channels to drive growth.

David Strauss - Barclay - Equity Analyst

Okay, thanks. And the last one from me, on the MAX, have you – I guess for either one of you – have you heard from whether it be Boeing or CFM, how this is going to come through and essentially impact you guys. It’s going to be the pause I’m speaking of. Would you expect the pause – either one of you expect the pause – or come down pretty meaningful in terms of rate in the near term?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

I think we really have to wait to see Boeing’s announcements on their plans and then we’ll be able to respond at that time.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

Yeah, I would just say obviously we’re looking at scenarios and it’s being evaluated - not only Boeing’s build plan and estimated return to service but also the response and effects in the supply chain.

David Strauss - Barclay - Equity Analyst

Okay. Thank you.

Operator

Thank you. Your next question comes from the line of Michael Ciarmoli of Suntrust.

Michael Ciarmoli – SunTrust - Analyst

Hey. Good evening, guys. Congratulations, and thanks for taking my questions here. Maybe just to stay on the Max and stay on the cash flow. I mean, you know, Spirit basically just cut 21% of its workforce and it certainly seems like production rates are going to be in the 40s for the next couple years. Does that have an impact on your cash generation if we’re at a production rate of a 40? You guys have obviously invested the capex to support 57. There’s probably going to be some excess overhead. I mean is there opportunities to look at excess capacity and facilities that you have? Just trying to get maybe more of your thoughts on the sensitivities there.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

You know, one of the things, when we get the new production rates, we will be able to better answer questions. But one of the things with a lower Max production rate will mean larger aftermarket sales force. So we can re-deploy both our capital and our people to trust that. So there is opportunity move as well as to support any larger ramps by Boeing’s competitors. So I think there’s that opportunity, and you know, we are able to flex on resources. And I’ll let Nick kind of comment on the ability to leverage on Hexcel.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

Again, both Tom and Woodward as well as Hexcel, we have a huge focus on operational excellence and continuous improvement. And there’s no question, both of us are driving for improvements in working capital, inventory management and quicker turns. So that’s clearly a focus and to speculate on what Boeing is going to end up with, what the regulators are going to ultimately approve, there’s not a huge value in doing that, other than to say, we, along with Woodward, are very connected to Boeing, we’re very aligned with Boeing, and we will respond very quickly to make sure we can optimize our performance.

Michael Ciarmoli – SunTrust - Analyst

Okay. Does that, I mean, what if you guys – can you tell us what rate you’ve assumed in that billion dollar cash flow? Or do you guys think you have enough leverage to pull that it doesn’t really matter to your confidence in you getting to that cash flow even if we never see 57?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

I think we have the flexibility to adjust on that, and we have – as Nick said – scenarios. So I don’t think we are going to go into anything until Boeing releases their numbers.

Michael Ciarmoli – SunTrust - Analyst

Okay. And then maybe Tom, how much, can you quantify how much you’re purchasing? If it’s meaningful from Hexcel today to incorporate into some of your, you know, whether it’s component solutions. It sounds like maybe on thrust reversers, maybe you’re an acquirer of some of their material. But is it that meaningful today?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

No, it is not. It’s really the opportunity to bring the technologies together from new innovative solutions, and you know we’re both working on challenges from our customers, we’re working on the same projects, and we see, as this goes forward, the opportunity to bring those technologies together to bring better solutions. So it’s not a vertical play.

Michael Ciarmoli – SunTrust - Analyst

Yeah, got it. And then last one for me. Should we think about this – I mean, it seems like we should, I guess – the 21% pro forma EBITDA margin. You know that clearly seems to be a floor. Should we think that there is room for margin expansion on a go-forward basis? How do we think about margins over the longer term here?

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

You know, you’re stealing my message to our operations team because certainly as an operational-focused organization, as Woodward is, and as Hexcel is, we will be looking to improve our overall performance and to drive margin expansion. So I’m not going to say it’s the floor, but I’m going to say we’re looking for expansion from that point.

Operator

Thank you. Your next question comes from the line of John McNulty of BMO Capital Markets.

John McNulty - BMO Capital Markets - Analyst

Yeah, congratulations guys. Thanks. I just have one left – and it’s on the synergies – in terms of the three buckets that you outlined, I guess, is this something where we should be expecting roughly the same level from each or is one bucket maybe a little bit more heavily weighted? I guess how should we be thinking about how the synergies are broken up?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Yes, right now, I think it’s not equal between the three buckets, but it’s meaningful in each category I think as far as we’re disclosing at this time.

John McNulty - BMO Capital Markets - Analyst

Okay, fair enough. And then, I guess, maybe one thing tied to that. From a working capital perspective and in terms of some of the potential buying overlap if there’s any, do you see working capital synergies as well for the business or is it really just they’re separate enough in terms of the verticals where that’s not necessarily something we should be thinking about or counting on?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Well, I definitely feel there’s some, synergies in our sourcing, and particularly the indirect areas that I think we can enhance. Both Nick and I have working capital improvement programs in place right now and driving forward we see the opportunity as individual companies and together to continue to drive improvement in that area.

John McNulty - BMO Capital Markets - Analyst

Great. Thanks very much for the color.

Operator

Our next question come from the line of Ron Epstein of Bank of America.

Ron Epstein – Bank of America - Analyst

Hey good evening. Just maybe circling back on the technology side. So are you thinking that you could maybe take the application of Hexcel materials and use them at Woodward systems? I’m just trying to get my head around where you get the technology synergy, where it would come from. Because from my vantage point it just seems like you guys have really no overlap whatsoever. So I’m just trying to get my head around how you’re thinking about that.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

So we look at it two-fold, Ron. Take our additive manufacturing, and you look at the discrete systems and the components that Woodward make. They’re clearly opportunities for us to add value and displace metals and provide lighter weight solutions going forward. From there, if you look at some of the opportunities to think about adding value with sensing, adding functionality for the materials, and bringing those together. Those were more of the medium-term opportunities that Tom was talking about. So we think there are opportunities at the systems integration level. And there’s also opportunities to some extent on incorporating our composites in their current product offerings.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Right. And then, in addition, you know, one of the things we’re looking at is when you look at new advanced wing of the future, the integration of the control surfaces and the composites can be very different, and we think there’s opportunity on that integration as well. So that’s where we go a little longer term on how materials and composites come together. Around the engine, you know we see with some more advanced engines and you know the nacelles you’ll see more integration there and just the ability to go into the customers and show how the solutions come together, we think there’s leverage on that.

Ron Epstein – Bank of America - Analyst

Gotcha, gotcha – now another question, kind of changing gears a bit. In the combined company, do you think there’s going to be any need to divest of anything or is there anything in the industrials area that once you have this critical mass of aerospace stuff just really seems just very non-core at that point?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

You know we always look through I think for Woodward and I think it’s the same for Hexcel – we always look at our portfolio and you know manage the portfolio, but when you really take a look at the Woodward industrial business, a great majority of all that business is doing the exact same thing around the control systems. It’s fuel controls, combustion control, motion control systems. The technology leveraged – we move things back and forth between aerospace and industrial – we think they’re really strong industrial businesses, top quartile type businesses, so we think there is value there, but we will continue to look at our portfolio and over time as part of integration see if there is anything strategically that we want to address.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

Yeah and from the Hexcel side, you know, very similar. The technology and the material science that we deploy in the industrial business is virtually the same as we do in the aerospace. So there’s tremendous advantages to have that technology go back and forth and the other point is we’re very selective in what we pursue in industrial segments. As we said, we are not trying to be everything to everybody. There are niche opportunities where we can provide sustainable competitive advantages.

Ron Epstein – Bank of America - Analyst

And maybe again just changing gears again, one last question. Have either of you had conversations with anybody else around this? Maybe one of the questions we’ll get is, who else could get involved with this? Has this been the two of you talking or has this been more complex transaction?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

We have looked strategically at the industries, at strategic arrangements, and we really have come together and think that when we look at where the future of where the aerospace industry is going that this combination makes tremendous sense and we are confident that it is going to bring great value to our shareholders. So we are always looking at it and we think this is the right move.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

I would just add to that, that we think our position in leadership in advancement of lightweight materials is a natural fit with Woodward’s controls, sensing, and their technologies throughout the engines and air frames as well as industrial. And the timing is right from our perspective.

Ron Epstein – Bank of America - Analyst

Gotcha, alright. Thank you very much.

Operator

Your next question comes from the line of Paretosh Misra of Berenberg.

Paretosh Misra - Berenberg - Analyst

Thank you. Most of my questions have been already asked but just to go back to the last one. Is there any longer-term plans for the non-aerospace business? In other words would you increase aerospace exposure and divest or spinoff the industrial business altogether?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

As we just were highlighting, we think there’s a lot of synergy across our aerospace and industrial businesses and the ability to leverage back and forth, so at this time there’s no intention whatsoever to spinoff industrial.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

Totally agree. I was just going to reiterate, I totally agree. Clearly we’ll have a strategic planning process. We’ll always look at the market dynamics, our customer needs, and we’re going to continue to look for ways to enhance our portfolio to continue to build more capability to provide our customers even bigger and broader solutions.

Paretosh Misra - Berenberg - Analyst

Got it. And then a real quick, I don’t know if disclose that, but for Woodward who’s the biggest customer?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Well, Woodward, it would be between Boeing and GE.

Paretosh Misra - Berenberg - Analyst

Great. Thanks guys and good luck with everything.

Operator

Thank you. Your next question comes from the line of Chris Owen of Longbow Research.

Chris Olin – Longbow Research; Analyst

Hey, good evening and thanks for taking my question. Is there a way to think about the revenue content for the 737 Max once the companies are combined? You know, Hexcel is probably around 400,000 per shipset. I’m not familiar with Woodward. Is there a number you’re giving out?

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

I was just going to say, I believe – and Tom will confirm me – but we both publicly disclose those, and, Tom, I think you’re 300,000. So roughly we’re in the order of approaching three quarters of a million dollars per shipset.

Chris Olin – Longbow Research; Analyst

Okay, and just to make sure I’m clear on the timing, I guess my question would be for Tom. How did you get comfortable with the valuations that were applied when there are so many uncertainties out there? You know, for example, what if the FAA takes an extra three to four months to approve the Max? Is that in your thinking?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

You know, I think this was definitely a real merger of equals. We went through the valuation with the assumptions, looking at each other’s financials and the sensitivity around them, and we think we came to a market-based valuation with no premium. And we think it’s appropriate and takes into – all of those factors that were considered.

Nick Stanage - Hexcel Corporation - Chairman of the Board, President & CEO

With an incredibly strong balance sheet going forward.

Chris Olin – Longbow Research; Analyst

Okay. Thank you.

Operator

Your next question comes from the line of George Godfrey of CL King.

George Godfrey - C.L. King – Analyst

Thank you, good evening and thank you for taking my questions. And congratulations on the merge announcement. Tom and Nick, at the risk of beating the dead horse, but I’m going to beat it. You know, Tom, thinking back to the Woodward investor day in December back in New York, and the cumulative five-year free cash flow target – two billion dollars, four hundred million this year – and I think myself and others probably thought that doesn’t imply any growth on a five-year timeframe to get to two billion that was too conservative. Now assuming this deal closes, and I’m going to pick September 15th, so say eight months from now the third calendar quarter this year, we’re going to go from a consensus number of like around 750 up to a billion dollars, and that’s in the first year of closing which is going to start so quickly. And so, if I’m thinking about that number, it seems like the only way to achieve such a 33% increase in the consensus free cash flows is either those numbers that each company provided relatively recently were just far too low or you’re able to target a synergy that’s going to fall right into your lap as soon as the deal closes. Just want to get my head around that.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Well George, you know, there’s consensus, and there’s our actual forecast, and they are not the same. And I guess what we are highlighting today is we’re driving higher free cash flow than I think our analysts are anticipating. And as we highlighted, it’s going to be earnings growth, working capital improvement and lower capex and that combination we think, you know, we’re going to be approximately 1 billion combined free cash flow. The other unlimited free cash flow I’d like to – that you guys haven’t really asked or doven into – is the consistent cash flow over market cycle. I think this is really a real attribute of our merger in that when you look at it – take a single aircraft program and look at the start of the program, the investment, to the end of the aftermarket and between us we’re going to have early high margin, good cash flow consistent through the whole life cycle and what that really amounts to is, we have complementary business models. Hexcel makes good high margins as the OEM programs ramping up, it stabilizes. Our margins grow with the ramp up and then excel as the aftermarket comes on. So it’s a long, consistent revenue and cash flow cycle, and I think it’s incredibly attractive and complementary. And it’s supported by industry-leading margins, operational excellence and the ability that we’ve both proven to deliver great free cash flow. So I think I would like all of you to hear that, and I think it’s something special and unique about this combination.

George Godfrey - C.L. King – Analyst

Okay. Thank you, Tom.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Thanks.

Operator

Your next question comes from the line of Pete Skibitski of Alembic Global.

Pete Skibitski - Alembic Global - Aerospace & Defense Equity Research Director

Hey guys, congrats. Tom, to tie this up, tell me if I am wrong but, obviously, my sense, you went from – Woodward that is – from two to three times the dollar content on current generation of air buys versus the prior generation. And I imagine you have a goal like that on the next generation of aircraft. And I know obviously you’ve got a long-term tech investment plan, kind of a product plan. Is this a case where you guys looked at that 20-year plan and saw some gaps and really didn’t see a better way to fill those gaps than a combination with Hexcel, because obviously you’re on the board and you know their products pretty cold. Is this kind of generally what happened here?

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

No, what I would say is we are highly confident in delivering the organic growth that we’ve highlighted. What I’ve seen with this combination is to even accelerate it beyond what we saw that we could do independently. It’s not at all lack of our ability to grow, but this is going to enable us to expand into new areas, leverage sales channels where each other has a better market position, and we could pull more through those channels. And then I said it’s the 10-year, the 20-year outlook where we have to think in those timeframes to develop the technology to work with or customers to bring it to market and that’s where I see enhanced growth coming. This is not at all a concern about our current R&D portfolio or our growth rates.

Pete Skibitski - Alembic Global - Aerospace & Defense Equity Research Director

Okay. So you would’ve been fine, but this is kind of one plus one equals three on that long-term plan.

Tom Gendron - Woodward, Inc. - Chairman, CEO & President

Exactly.

Pete Skibitski - Alembic Global - Aerospace & Defense Equity Research Director

Okay, thanks guys.

Operator

Thank you, and this concludes today’s conference call. You may now disconnect.

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Hexcel or Woodward to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Hexcel, Woodward or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Hexcel stockholders and Woodward stockholders on the expected schedule; difficulties and delays in integrating Hexcel’s and Woodward’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Hexcel’s or Woodward’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Hexcel or Woodward to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Hexcel and Woodward operate; and the fact that Hexcel’s and Woodward’s reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Hexcel’s and Woodward’s publicly filed reports, including Hexcel’s Annual Report on Form 10-K for the year ended December 31, 2018 and Woodward’s Annual Report on Form 10-K for the year ended September 30, 2019.

Hexcel and Woodward caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Hexcel, Woodward or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Woodward will file with the SEC a registration statement on Form S-4 to register the shares of Woodward’s common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Hexcel and Woodward seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEXCEL, WOODWARD AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Hexcel at its website, www.hexcel.com, or from Woodward at its website, www.woodward.com. Documents filed with the SEC by Hexcel will be available free of charge by accessing Hexcel’s website at www.hexcel.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Hexcel Corporation at 281 Tresser Boulevard, Stamford, Connecticut 06901, (203) 352-6826, and documents filed with the SEC by Woodward will be available free of charge by accessing Woodward’s website at www.woodward.com under the heading Investors, or, alternatively, by directing a request by telephone or mail to Woodward, Inc. at PO Box 1519, Fort Collins, Colorado 80522, (970) 498-3580.

Participants In The Solicitation

Hexcel, Woodward and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hexcel and Woodward in respect of the proposed merger under the rules of the SEC. Information about Hexcel’s directors and executive officers is available in Hexcel’s proxy statement dated March 22, 2019 for its 2019 Annual Meeting of Stockholders. Information about Woodward’s directors and executive officers is available in Woodward’s proxy statement dated December 13, 2019 for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hexcel or Woodward using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.